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January 2, 2009

VIA EDGAR AND FACSIMILE

Jessica Plowgian, Attorney Examiner
Division of Corporation Finance
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:           Millennium Group Worldwide, Inc. (the “Company”)
Registration by Coordination; File No. 333-145553
Request for Acceleration; Rule 461

Dear Ms. Plowgian:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “Act”).  In response to the staff’s most recent December 23, 2008 comment letter, we submitted via facsimile (and filed on EDGAR as Correspondence) a response December 31, 2008 (the “December 31 Submission”) superseding the Supplemental Letters forwarded December 24, 29 and 30, 2008.

Based on our telephone conversation Wednesday, December 31, 2008, following the staff’s review of the December 31, 2008 Submission, I understand there are no remaining comments (together with Comment 12 about an exhibit number being “reserved” in view of the agreement’s cancellation having been waived).  The staff has required the Company to file a P.E. No. 11 to reflect the cum-ulative changes since its P.E. No. 10 was filed December 22 and, absent a surprise, will likely be de-clared effective today, Friday, January 2, 2009 at 4:00PM.

Jessica Plowgian, Attorney Examiner Division of Corporation Finance Page 2	January 2, 2009

In that context, we hereby submit this Request for Acceleration and, in conjunction with this Request, please be advised:

▪
There are no underwriters for this offering since it will be self-underwritten by Directors of the Company in conformity with Rule 3a4-1 under the Securities Exchange Act of 1934 and no underwriter’s compensation has made in conjunction with this offering nor submitted to the NASD for review;

▪	The Company (and its principals) are aware of its obligations under the Act;
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Believing there are no situations described in Rule 461(b) which would justify the staff’s refusal to accelerate this offer, the Company hereby requests its Form S-1 Registration Statement be declared effective at 4:00PM, Friday, January 2, 2009 or such later date as the staff shall determine;

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Company acknowledges that such effectiveness does not foreclose the Commission from taking any action  with respect to the filing;

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The Company further acknowledges that the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure;

▪
In addition, the Company acknowledges that it may not assert this effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

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Finally, the Company hereby undertakes to file, pursuant to Rule 424(b), a copy of the Prospectus to reflect its finalized state, including the deletion of a paragraph intended to be deleted relating to revenue recognition in the Notes to the unaudited September 30, 2008 financials.

Our counsel will be calling you to coordinate any remaining issues (as is being done with the 7 states where the offering is being registered concurrent with SEC effectiveness).  Should you have any questions in the meantime, my direct line is (305) 775-6449 while Mr. Duncan’s is 301-263-0500.  Thank you for your exemplary assistance.

Very truly yours,

/s/ Julius Jackson, Sr.

Julius Jackson, Sr., Chairman and President
Millennium Group Worldwide, Inc.